Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. +1.202.739.3000 Fax: +1.202.739.3001 www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

April 20, 2018

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Perth Mint Physical Gold ETF

Draft Registration Statement on Form S-1

Submitted August 30, 2017

CIK No. 0001708646

Dear Ms. McManus:

This letter is submitted by Perth Mint Physical Gold ETF (the “Registrant”) in response to your letter dated September 27, 2017, relating to the above referenced filing (the “Filing”) by the Registrant. Concurrently with the submission of this letter, the Registrant is filing the Form S-1 publicly via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Neither the Registrant nor anyone authorized to do so on the Registrant’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933 to potential investors. The Registrant will supplementally provide the Staff with such written materials of which it becomes aware.

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Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

April 20, 2018

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE: The Registrant respectfully advises the Staff that it is in the process of selecting the graphics, maps, photographs and related captions and other artwork that will be used in the prospectus. Once these materials are selected, the Registrant will supplementally provide these materials to the Staff prior to the inclusion of such materials in any preliminary prospectus distributed to prospective investors.

3.	To the extent you intend to use a fact sheet, please provide us with a copy for our review

RESPONSE: The Registrant will provide the Staff with a fact sheet once it becomes available.

Prospectus Cover Page

4.	Please revise to identify the initial Authorized Participant as an underwriter.

RESPONSE: The cover page has been revised to clarify that the initial Authorized Participant will be acting as a statutory underwriter in connection with the initial purchase of shares.

5.	We note your disclosure that the initial purchaser will deposit gold for the purchase of two initial Baskets totaling 200,000 shares. Please revise to identify the initial purchaser and disclose the price per share paid as a fixed dollar amount. Please Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: The requested changes will be made in a subsequent filing of the Registrant’s S-1 registration statement once the information is available.

Risk Factors, page 16

6.	We note your disclosure that you will be treated as a “grantor trust” for federal income tax purposes and, as a result, your income and expenses will “flow through” to your investors, and you will report your income, gains, losses and deductions to the Internal Revenue Service (IRS) on that basis. Please add a risk factor regarding this tax treatment.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

April 20, 2018

RESPONSE: The requested change has been made.

7.	Please consider adding risk factor disclosure related to the expense and difficulty of investors requesting delivery of Physical Gold in exchange for their shares or tell us why such disclosure is not necessary.

RESPONSE: The Registrant respectfully submits that the requested risk disclosure is currently captured in the “Risk Factors” section of the prospectus under the headings “Delivery of Physical Gold to Investors Taking Delivery of Physical Gold for their Shares May Take Considerable Time” and “Gold Corporation May Suspend or Reject the Exchange of Shares for Physical Gold, Which Could Affect the Market Price of the Shares.” In addition, various sections of the prospectus currently provide information about applicable product premiums and the delivery fees associated with the transport of Physical Gold to investors who request Physical Gold in exchange for their shares (see, e.g., “Taking Delivery of Gold – Product Premiums and Other Charges”). For these reasons, the Registrant has not made any changes in response to this comment.

Payment of the Custodian Sponsor Fee in Gold and the Sale of Gold by the Trust May Cause a Decline in the Value of the Shares

The amount of gold represented by each share will decrease, page 25

8.	Please revise to quantify the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

RESPONSE: The requested change has been made.

The Gold Industry, page 26

9.	Please provide a brief description of the liquidity and trading characteristics of gold.

RESPONSE: The requested change has been made.

Allocated and Unallocated Gold, page 28

10.	We note your disclosure on page 29 that “[a]llocated and unallocated gold held by the Custodian for the benefit of the Trust is held by the Custodian and covered by the Government Guarantee, which provides that the payment of the cash equivalent of gold due, payable and deliverable by the Custodian under the Act and all moneys due and payable by the Custodian is guaranteed by the Treasurer of Western Australia, in the name and on behalf of the State of Western Australia.” Please add disclosure describing how the payment of the cash equivalent of gold due, payable and deliverable by the Custodian, will be calculated.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

April 20, 2018

RESPONSE: The requested change has been made.

The Perth Mint, page 29

11.	Please highlight The Perth Mint’s role as Custodial Sponsor to provide context to this discussion.

RESPONSE: The requested change has been made.

Taking Delivery of Gold, page 38

12.	Please provide an estimate of the expenses and product premiums to be borne by investors requesting delivery of Physical Gold in exchange for their shares.

RESPONSE: As disclosed under the heading “Product Premiums and Other Charges” in the “Taking Delivery of Gold” section, product premiums and delivery fees will be dependent upon the type and amount of Physical Gold requested and the manner and location of delivery. As a result, the Registrant believes it would be unreasonable to include an estimate of the expenses and product premiums to be borne by investors requesting delivery of Physical Gold in exchange for their shares, since the amounts could vary widely. These product premiums and expenses will be fully disclosed to an investor in advance.

Example of an Exchange of Shares for Physical Gold, page 42

13.	We note your disclosure on page 43 that “[u]pon final approval of the Delivery Application by the Custodian, a Delivery Applicant then... (B) returns a copy of the Delivery Application to the Delivery Applicant....” We also note your disclosure on page 41 that “[u]pon final approval of the Delivery Application by the Custodian, the Custodian shall... (B) return a copy of the Delivery Application to the Delivery Applicant....” Please revise your disclosure to reconcile this apparent discrepancy.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

April 20, 2018

RESPONSE: The description of the process has been revised to correct this discrepancy.

Description of the Trust

Valuation of Gold and Computation of Net Asset Value, page 52

14.	We note your disclosure that your Net Asset Value is calculated in part by aggregating the value of gold and other assets, if any, held by you (other than any amounts credited to your reserve account, if any). Please provide a description of the reserve account and what amounts you expect to be in such account.

RESPONSE: The requested change has been made.

The Custodian, page 69

15.	Please add disclosure regarding the controls that are in place to ensure that your gold that is held by the Custodian is safe.

RESPONSE: The requested change has been made.

Item 16. Exhibits and Financial Statement Schedules., page F-7

16.	Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

RESPONSE: Pursuant to the Staff’s comment, the following exhibits are filed with the Registration Statement:

●	Exhibit 4.1 - Form of Depositary Trust Agreement;
●	Exhibit 4.2 - Form of Authorized Participant Agreement;
●	Exhibit 4.3 - Form of Certificate of Shares of the Trust (included as Exhibit A to the Depository Trust Agreement);
●	Exhibit 10.1 – Form of Trust Allocated Metal Account Agreement; and
●	Exhibit 10.2 – Form of Trust Unallocated Metal Account Agreement.

Additionally, draft copies of the legal and tax opinions are attached to this letter as Appendices A and B, respectively.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

April 20, 2018

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	J. Garrett Stevens, Exchange Traded Concepts, LLC

APPENDIX A

Draft Exhibit 5.1 Opinion

[●], 2018

Gold Corporation

as Custodial Sponsor to Perth Mint Physical Gold ETF

310 Hay Street

East Perth

WA 6004

Australia

Exchange Traded Concepts, LLC

as Administrative Sponsor to Perth Mint Physical Gold ETF

10900 Hefner Point Drive, Suite 207

Oklahoma City, OK 73120

Re:	Perth Mint Physical Gold ETF

Registration Statement on Form S-1 (Registration No. 333-[●])

Ladies and Gentlemen:

We have acted as counsel for Gold Corporation (the “Custodial Sponsor”) and Exchange Traded Concepts, LLC (the “Administrative Sponsor”), in their capacity as the sponsors of the Perth Mint Physical Gold ETF, an investment trust formed under the laws the State of New York (the “Trust”) in connection with the Trust’s filing on [●], 2018 with the Securities and Exchange Commission of its registration statement on Form S-1 (as amended, the “Registration Statement”), including the prospectus included in Part I of the Registration Statement (the “Prospectus”), under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement relates to the proposed registration, issuance and sale by the Trust of [●] shares of fractional undivided beneficial interest in and ownership of the Trust (the “Shares”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such instruments, documents and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including (a) the Registration Statement, (b) the Depository Trust Agreement among the Custodial Sponsor, the Administrative Sponsor and The Bank of New York Mellon, as trustee (the “Trustee”), dated as of [●], 2018 (the “Trust Agreement”), (c) the Trust Allocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (d) the Trust Unallocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (e) the pertinent provisions of the constitution and laws of the State of New York, and (f) such other instruments, documents, statements and records of the Trust and others and other such statutes as we have deemed relevant and necessary to examine and rely upon for the purpose of this opinion.

A-1

In connection with this opinion, we have assumed the legal capacity of all natural persons, the accuracy and completeness of all documents and records that we have reviewed, the genuineness of all signatures, the authenticity of the documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or reproduced copies.

We have, when relevant facts material to our opinion were not independently established by us, relied, to the extent we deemed such reliance proper, upon written or oral statements of officers or other representatives of the Custodial Sponsor and the Administrative Sponsor. We have not made or undertaken to make any independent investigation to establish or verify the accuracy or completeness of such factual representations, certifications and other information.

Based upon the foregoing and subject to the qualifications set forth in this letter, we are of the opinion that the Shares, when issued in accordance with the Trust Agreement, including receipt by the Trust of the consideration required for the issuance of the Shares, will be duly and legally issued and will be fully paid and non-assessable.

This opinion is given as of the date hereof and we assume no obligation to advise you of changes that may hereafter be brought to our attention. This opinion is limited to the laws of the State of New York governing matters such as the authorization, issuance and non-assessability of the Shares and the applicable provisions of the New York constitution, and we do not express any opinion concerning any other laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name where it may appear in the Registration Statement and the Prospectus. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

A-2

APPENDIX B

Draft Exhibit 8.1 Opinion

[●], 2018

Gold Corporation

as Custodial Sponsor to Perth Mint Physical Gold ETF

310 Hay Street

East Perth

WA 6004

Australia

Exchange Traded Concepts, LLC

as Administrative Sponsor to Perth Mint Physical Gold ETF

10900 Hefner Point Drive, Suite 207

Oklahoma City, OK 73120

Re:	Discussion of Federal Income Tax Consequences - Perth Mint Physical Gold ETF

Ladies and Gentlemen:

We have acted as counsel for Gold Corporation (the “Custodial Sponsor”) and Exchange Traded Concepts, LLC (the “Administrative Sponsor” and, together with the Custodial Sponsor, the “Sponsors”), in their capacity as the sponsors of the Perth Mint Physical Gold ETF, an investment trust formed under the laws of New York State (the “Trust”), in connection with the Trust’s filing on [●], 2018 with the Securities and Exchange Commission (the “Commission”) of its registration statement on Form S-1 (as amended, the “Registration Statement”), including the prospectus included in Part I of the Registration Statement (the “Prospectus”), under the Securities Act of 1933, as amended (the “1933 Act”) (No. 333-[●]). The Registration Statement relates to the proposed registration, issuance and sale by the Trust of [●] shares of fractional undivided beneficial interest in and ownership in the Trust (the “Shares”).

You have requested our opinion in our capacity as special federal income tax counsel to the Sponsors, regarding the discussion relating to federal income tax matters under the heading “Federal Income Tax Consequences” in the Prospectus. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such instruments, documents and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including but not limited to (a) the Prospectus and the exhibits thereto, (b) the Trust’s Depository Trust Agreement dated [●], among the Sponsors, as sponsors, and The Bank of New York Mellon (the “Trustee”), as trustee (the “Trust Agreement”), (c) the Trust Allocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (d) the Trust Unallocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (e) the officers’ certificates dated as of the date hereof, provided to us by the Sponsors (the “Officers’ Certificates”), and (f) such other instruments, documents, statements and records of the Trust and others as we have deemed relevant and necessary to examine and rely upon for the purpose of this opinion, (collectively (a) - (f), the “Documents”).

B-1

In our examination of the foregoing Documents, we have assumed with your consent that: (i) all Documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original Document are genuine, (iii) each party who executed the Document had proper authority and capacity, (iv) all representations and statements set forth in such Documents are true and correct, (v) all obligations imposed by any such Documents on the parties thereto have been performed or satisfied in accordance with their terms, (vi) the accuracy of the representations contained in the Officers’ Certificates and that each representation contained in the Officers’ Certificates is accurate and complete without regard to such qualification as to the best of the officers’ knowledge, (vii) the Documents present all the material and relevant facts relating to the subject matter hereof, (viii) the Trust will operate in accordance with the Documents (ix) the Sponsors, the Trustee, and the Trust, will not make or cause any amendments to the Documents, in particular the Trust Agreement or any other Document after the date of this opinion that is material to the Trust’s federal income tax classification, and (x) no action will be taken by the Sponsors, Trustee, or the Trust, after the date hereof that would have the effect of altering the facts upon which the opinion set forth below is based.

As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission) upon written or oral statements of officers and other representatives of the Sponsors and any other information supplied to us by the Sponsors; we have no reason to believe that any of that information is inaccurate, untrue, or incomplete, but, as noted, we have not attempted to independently verify any of it. Where the factual representations contained in the Officers’ Certificates involve matters of law, we have explained to the Sponsors’ representatives the relevant and material sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations, published rulings of the Internal Revenue Service (“IRS”) and other relevant authority to which such representations relate and are satisfied that the Sponsors’ representatives understand such provisions and are capable of making such representations. As of the date hereof, no facts have come to our attention, which would lead us to believe that we are not justified in relying upon the Officers’ Certificates.

Based upon the foregoing and subject to the qualifications set forth in this letter, we advise you that the discussion in the Prospectus as set forth in the section “Federal Income Tax Consequences”, to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct and complete in all material respects.

The opinion set forth above represents our conclusion based upon the Documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein.

B-2

The opinion set forth in this letter is based on relevant provisions of the Code, the Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

This letter is limited to those matters expressly covered and no opinion is expressed in respect of any other matter. This letter may not be relied upon by you for any other purpose, or furnished to, quoted in whole or in part or relied upon by any other person, firm or corporation, for any purpose, without our prior written consent.

The opinion set forth in this letter is rendered only to you, and are solely for your use in connection with the submission to the Commission as an exhibit to the Prospectus. We hereby consent to the filing of this letter as an exhibit to the Prospectus and to the use of the name of our firm under the caption “Federal Income Tax Consequences” of the Prospectus. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission thereunder.

Very truly yours,

B-3